Aurora Technology Acquisition Corp.

4 Embarcadero Center

Suite 1449

San Francisco, CA 94105

Telephone: (650) 550-0458

January 26, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549-3010

Attn:	Victor Rivera Melendez

Re:	Aurora Technology Acquisition Corp.

Registration Statement on Form S-1

File No. 333-261753

Dear Mr. Melendez:

Reference is made to our letter filed as correspondence via EDGAR on January 25, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for January 27, 2022 at 5:00 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-referenced Registration Statement.

Sincerely,

AURORA TECHNOLOGY ACQUISITION CORP.

By:	/s/ Zachary Wang
Name:	Zachary Wang
Title:	Chief Executive Officer

cc:	Ilan Katz, Esq. Dentons US LLP